

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 16, 2008

Mr. Vlado P. Hreljanovic
Chief Financial Officer
Juniper Group, Inc.
20283 State Road 7; Suite 400
Boca Raton, Florida 33498

> **Re:** **Juniper Group, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Form 10-QSB/A for the Period Ended March 31, 2008**
> **Form 10-QSB/A for the Period Ended June 30, 2008**
> **File No. 0-19170**

Dear Mr. Hreljanovic:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief